February 7, 2019

Ping H. Rawson
Chief Accounting Officer
Dyadic International, Inc.
140 Intracoastal Pointe Drive, Suite 404
Jupiter, FL 33477

       Re: Dyadic International, Inc.
           Registration Statement on Form 10
           Filed January 14, 2019
           File No. 0-55264

Dear Ms. Rawson:

       We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10 filed January 14, 2019

Exclusive Forum Provision, page 60

1. We note your response to comment 5 of our letter dated December 3, 2018 and reissue our comment. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any
       "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations under it, and
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations under it. If this provision does not apply to actions arising under the
       Securities Act or Exchange Act, please ensure that the exclusive forum provision in the
 Ping H. Rawson
Dyadic International, Inc.
February 7, 2019
Page 2
         governing documents states this clearly. If the provision applies to Securities Act claims, please revise your disclosures to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations under it.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John
Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                               Sincerely,
FirstName LastNamePing H. Rawson
                                                               Division of
Corporation Finance
Comapany NameDyadic International, Inc.
                                                               Office of
Manufacturing and
February 7, 2019 Page 2                                        Construction
FirstName LastName